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                             February 1, 2024

       Patricia Madaris
       Interim Chief Executive Officer, President, and CFO
       Liberty Star Uranium & Metals Corp.
       2 E Congress St. Ste 900
       Tucson , Arizona 85701

                                                        Re: Liberty Star
Uranium & Metals Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed January 23,
2024
                                                            File No. 333-276262

       Dear Patricia Madaris:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.




       Amendment No. 1 to Form S-1

       Item 11. Executive Compensation, page 30

   1. Please revise to provide compensation of the named executive officers for each of your last two completed
fiscal years, including the fiscal year ended January 31, 2024. See Item
                                                        402(n) of Regulation
S-K.
       Exhibits

   2. Please file an updated consent of your independent public accountants in the next amendment.
 Patricia Madaris
Liberty Star Uranium & Metals Corp.
February 1, 2024
Page 2

      Please contact Timothy S. Levenberg at 202-551-3707 or Kevin Dougherty at 202-551-
3271 with any questions.



                                                          Sincerely,
FirstName LastNamePatricia Madaris
                                                          Division of
Corporation Finance
Comapany NameLiberty Star Uranium & Metals Corp.
                                                          Office of Energy &
Transportation
February 1, 2024 Page 2
cc:       Gary Joiner, Esq., of Frascona, Joiner, et al
FirstName LastName